UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             (Amendment No. __ ) 1/

                              Streamline.com, Inc.
                                (Name of Issuer)


                          Common Stock - $.01 Par Value
                         (Title or Class of Securities)


                                   86329-10-9
                                 (CUSIP Number)

                                December 31, 1999
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [_]    Rule 13d-1(b)
           [X]    Rule 13d-1(c)
           [_]    Rule 13d-1(d)


         1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 86329-10-9     13G   Page 2 of 6 Pages
             ----------                -    -

--------- ---------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Timothy A. DeMello
--------- ---------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                              (a) [_]
                                                              (b) [_]
--------- ---------------------------------------------------------------------
 3        SEC USE ONLY


--------- ---------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          The United States of America
-------------------------------- ---------- -----------------------------------
                                  5         SOLE VOTING POWER

   NUMBER OF                                1,849,310 (see Item 4)
                                 ---------- -----------------------------------
    SHARES                        6         SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                 None
                                 ---------- -----------------------------------
     EACH                         7         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                  1,849,310 (see Item 4)
                                 ---------- -----------------------------------
     WITH                         8         SHARED DISPOSITIVE POWER

                                            None
--------- ---------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,849,310 (see Item 4)
--------- ---------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                           [_]


--------- ---------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.1%
--------- ---------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ---------------------------------------------------------------------

                                                               Page 3 of 6 Pages

ITEM 1(a).        Name of Issuer:

Streamline.com, Inc., a Delaware corporation (the "Company").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The principal executive office of the Company is located at 27 Dartmouth Street, Westwood, MA 02090.

ITEM 2(a).        Name of PERSON FILING:

This statement is filed by Timothy A. DeMello.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the person filing is 27 Dartmouth Street, Westwood, MA 02090.

ITEM 2(c).        CITIZENSHIP:

The Citizenship of the person filing is The United States of America.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

This statement relates to the Company's Common Stock, $.01 par value per share.

ITEM 2(e).        CUSIP Number:

The CUSIP number for the Company's Common Stock is 86329-10-9.

                                                               Page 4 of 6 Pages



ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

Not applicable; filed pursuant to Rule 13d-1(c).

     (a) [_] Broker or dealer registered under Section 15 of the Act.

     (b) [_] Bank as defined in Section 3(a)(6) of the Act.

     (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

     (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

     (g)  [_]  Parent  Holding   Company,   in  accordance  with  Rule  13d-1(b)
               (1)(ii)(G); see Item 7.

     (h) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.           OWNERSHIP:

     (a)          Amount beneficially owned:  1,849,310 shares.
     (b) Percent of class:  10.1%
     (c) Number of shares as to which such person has:

     (i)  Sole Power to vote or to direct the vote: 1,749,310 shares (see below)
     (ii) Shared power to vote or to direct the vote: 100,000 shares (see below)
     (iii)Sole power to  dispose  or to direct  the disposition  of:
               1,749,310,310  shares  (see below).
     (iv) Shared power to dispose or to direct the disposition of:  None

The 1,849,310 shares being reported as beneficially owned by the reporting person consist of (i) 1,639,310 shares held directly by the reporting person,
(ii) an aggregate of 10,000 shares held by the reporting person as custodian for his children, (iii) 100,000 shares held in a trust of which the reporting person is trustee, and (iv) 100,000 shares in a trust of which the reporting person's spouse is a co-trustee (in which capacity she shares voting control of such shares, but has no dispositive powers with respect thereto). Mr. DeMello and/or his children have a beneficial interest in the above-referenced trusts. The reporting person disclaims beneficial interest of the shares held in such trusts and the above-referenced shares held in custody for the reporting person's children except to the extent of his financial interest therein, and this report shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

ITEM 5.           Ownership of Five Percent or Less of a Class:

                    Not applicable.

                                                               Page 5 of 6 Pages


ITEM 6.           Ownership of More than Five Percent on Behalf of
                  Another Person:

                    Not applicable.

ITEM 7. Identification and Classification of the Subsidiary which ACQUIRED the Security Being Reported on by the Parent Holding
                  Company:

                    Not applicable.

ITEM 8.           Identification and Classification of Members of the Group:

                    Not applicable.

ITEM 9.           Notice of Dissolution of Group:

                    Not applicable.


ITEM 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 6 Pages


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February  9, 2000
                                                 (Date)


                                            /s/ Timothy A. DeMello
                                            Timothy A. DeMello